UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-15036

MVC Capital, Inc.*
(Exact name of registrant as specified in its charter)

Address: 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577 Telephone number: (914) 701-0310
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
6.25% Senior Notes due 2022
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*On December 23, 2020, Barings BDC, Inc., a Maryland corporation (“BBDC”), completed its previously announced acquisition of MVC Capital, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 10, 2020, by and among BBDC, Mustang Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of BBDC (“Acquisition Sub”), the Company and Barings LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Acquisition Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of BBDC (the “First Step”). Immediately following the First Step, the Company was merged with and into BBDC, with BBDC continuing as the surviving corporation (the “Second Step”). As a result of, and as of the effective time of, the Second Step, the Company’s separate corporate existence ceased. In addition, on December 23, 2020, the Company caused to be issued a notice of redemption with respect to all of its outstanding 6.25% senior notes due 2022 (the “Notes”). The $95 million in aggregate principal amount of the issued and outstanding Notes is scheduled to be redeemed on January 22, 2021 (the “Redemption Date”) at 100% of their principal amount, plus the accrued and unpaid interest thereon through, but excluding, the Redemption Date. The Company and BBDC deposited with U.S. Bank, National Association, the trustee for the Notes (the “Trustee”), funds from cash on hand sufficient to satisfy all obligations remaining to the Redemption Date under the Indenture, dated as of February 26, 2013 (the “Indenture”), and the Second Supplemental Indenture, dated as of November 15, 2017 (the “Second Supplemental Indenture”). On December 23, 2020, the Trustee entered into a Satisfaction and Discharge of Indenture with respect to the Indenture and the Second Supplemental Indenture as to the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Barings BDC, Inc., as successor by merger to MVC Capital, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 7, 2021	Barings BDC, Inc. successor by merger to MVC Capital, Inc.

		By:	/s/ Jonathan Bock
Jonathan Bock
Chief Financial Officer